UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               Immunex Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45252810 2
                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                  Executive Vice President and General Counsel
                       American Home Products Corporation
                      5 Giralda Farms, Madison, N.J. 07940
                                 (973) 660-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Home Products Corporation ("Parent")
        Tax I.D. 13-2526821

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        283,878,088

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        283,878,088

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        283,878,088

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        54.7%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MDP Holdings, Inc.("MDP") Tax I.D. 22-3187914

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        225,108,991

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        225,108,991

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,108,991

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.7%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lederle Parenterals, Inc. ("LPI")
        Tax I.D. 22-2132271

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        43,225,056

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        43,225,056

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,225,056

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.6%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

       The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3"), Amendment No. 4, dated April 23, 1999 ("Amendment No. 4"), Amendment No. 5, dated May 20, 1999 ("Amendment No. 5"), Amendment No. 6, dated August 6, 1999 ("Amendment No. 6"), Amendment No. 7, dated June 23, 2000 ("Amendment No. 7") and Amendment No. 8, dated August 9, 2000 ("Amendment No. 8") is hereby further amended by this Amendment No. 9, dated October 20, 2000 ("Amendment No. 9") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

NOTE: The percentage ownership calculations above used 503,686,206 shares of Common Stock outstanding as of September 30, 2000, as certified by Immunex in the most recent quarterly notice to Parent as required under the Governance Agreement.

     Item 4 is hereby amended by adding the following language:

     On October 19, 2000, Immunex filed a prospectus supplement to commence an underwritten public equity offering (the "Offering") of 60 million shares of Common Stock under the S-3 shelf registration statement filed on August 9, 2000 with the Securities and Exchange Commission. The Offering will include 20 million shares of newly issued Common Stock in a primary offering and 40 million shares of Common Stock in a secondary offering by Parent, with Parent granting the underwriters an option to purchase up to an additional 9 million shares of Common Stock to cover over-allotments, if any.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ John B. Adams
                                                     John B. Adams
                                                     Vice President-
                                                     Corporate Development

Attachment A to the Schedule 13D with regard to the executive officers and directors of each of American Home Products Corporation and MDP Holdings, Inc. is hereby amended and restated as follows:

                                                                 Attachment A

                        Executive Officers and Directors of
                        American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("Parent") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Parent. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent and each individual is a United States citizen.


EXECUTIVE OFFICERS                  Position; Present Principal Occupation
-------------------                 --------------------------------------

John R. Stafford                    Chairman and Chief Executive Officer

Robert Essner                       President and Chief Operating Officer

Louis L. Hoynes, Jr.                Executive Vice President and
                                    General Counsel

Kenneth J. Martin                   Senior Vice President
                                    and Chief Financial Officer

Robert I. Levy                      Senior Vice President-Science and
                                    Technology

William J. Murray                   Senior Vice President

David M. Olivier                    Senior Vice President

Paul J. Jones                       Vice President and Comptroller

Rene R. Lewin                       Vice President-Human Resources

Thomas M. Nee                       Vice President-Taxes

DIRECTORS                           Position; Present Principal Occupation
------------                        --------------------------------------

Clifford L. Alexander, Jr           President of Alexander & Associates,
400 C Street, NE                    Inc. (consulting firm specializing in
Washington, D.C. 20002              Workforce Inclusiveness)

Frank A. Bennack, Jr.               President and Chief Executive Officer
The Hearst Corporation              of The Hearst Corporation
959 Eighth Avenue                   (owns and operates communications
New York, New York 10019            media)

Richard L. Carrion                  Chairman, President and Chief
209 Munoz Rivera Avenue             Executive Officer, Banco Popular
Hato Rey, PR  00918                 de Puerto Rico (banking)

Robert Essner                       Listed above

John D. Feerick                     Dean, Fordham University
Fordham University                  School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

John P. Mascotte                    President and Chief Executive
2301 Main Street                    Officer, Blue Cross Blue Shield
Eighth Floor                        of Kansas City, Inc.
Kansas City
Missouri 64108

Mary Lake Polan,                    Chairman and Professor,
M.D., Ph.D.                         Department of Gynecology &
Stanford University                 Obstetrics, Stanford University
School of Medicine                  School of Medicine
300 Pasteur Drive
Stanford, CA 94305

Ivan G. Seidenberg                  President and Co-Chief
Verizon Communications, Inc.        Executive Officer,
1095 Avenue of the                  Verizon Communications
Americas                            (telecommunications company)
New York, New York 10036

Walter V. Shipley                   Retired Chairman of The Chase
The Chase Manhattan Corporation     Manhattan Corporation
270 Park Avenue                     (banking)
New York, New York 10017

John R. Stafford                    Listed above

John R. Torell III                  Senior Managing Partner, Conifer
Conifer Capital Group               Capital Group
9 West 57th Street                  (financial advisory company)
New York, New York 10019

                     Executive Officers and Directors of
                            MDP Holdings, Inc.


     The names and titles of the executive officers and the names of the directors of MDP Holdings, Inc. ("MDP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of MDP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to American Home Products Corporation ("Parent") and each individual is a United States citizen.


EXECUTIVE OFFICERS               Position; Present Principal Occupation
-------------------              --------------------------------------

John R. Stafford                 Chairman and President; listed above

Robert Essner                    Senior Executive Vice President; listed above

Kenneth J. Martin                Executive Vice President; listed above

William J. Livolsi               Senior Vice President

Thomas M. Nee                    Vice President; listed above

Jack M. O'Connor                 Treasurer; Vice President and Treasurer

Eileen M. Lach                   Secretary; Secretary

DIRECTORS                        Position; Present Principal Occupation
------------                     --------------------------------------

John R. Stafford                 Listed above

Kenneth J. Martin                Listed above

William J. Livolsi               Listed above

David P. Fontello                Vice President, Wilmington Trust Company

Margaret Pulgini                 Assistant Vice President,
                                 Wilmington Trust Company